

March 31, 2020

Raymond J. Tesi, M.D.
Chief Executive Officer
Inmune Bio, Inc.
1200 Prospect Street, Suite 525
La Jolla, CA 92037

> **Re: Inmune Bio, Inc.**
> **Registration Statement on Form S-3**
> **Filed March 24, 2020**
> **File No. 333-237368**

Dear Dr. Tesi:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jeffrey Gabor at 202-551-2544 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: David B. Manno, Esq.